Elan Corporation, plc


                           Irish GAAP Interim Results


                          Six months ended 30 June 2004

Table of Contents

                                                                         Page(s)
                                                                         -------

President and Chief Executive Officer's Statement                        1

Interim Unaudited Consolidated Financial Statements                      2

Notes Relating to Interim Unaudited Consolidated Financial Statements    6

Independent Auditors' Review Report                                      23

Financial Review                                                         24

                PRESIDENT AND CHIEF EXECUTIVE OFFICER'S STATEMENT

To Our Shareholders:

I am pleased to present Elan's financial results for the six months ended 30 June 2004, prepared under Irish GAAP. On 29 July 2004, we reported our financial results for the second quarter and half year ended 30 June 2004, prepared under U.S. GAAP.

Since the date of our 2003 Annual Report, we have made continued progress in our core therapeutic focus areas of neurodegenerative diseases, autoimmune diseases and severe pain. In particular, working with our partner, Biogen Idec, we are focused intensively on maximizing our opportunities concerning Antegren, expanding its possible scope of therapeutic impact, and ensuring its potential to help patients around the world. Highlights since the 2003 Annual Report submission on 29 April 2004 include:

o On 4 October 2004, we announced that we will include a reserve in our financial statements for the six months ended 30 June 2004 for our estimate of the liabilities related to the previously disclosed shareholder class action lawsuit and the ongoing United States Securities and Exchange Commission investigation. The reserve amounts to $55.0 million, net of related insurance coverage. We are in discussions to resolve these matters as soon as practicable.

o In September 2004, Elan and Biogen Idec submitted an application to the European Medicines Agency for the approval of Antegren as a treatment for Crohn's disease, based on new 12-month data from the Phase III maintenance trial.

o In July 2004, the U.S. Food and Drug Administration formally accepted our Biologics License Application for Antegren as a treatment for multiple sclerosis, having previously designated the application for Priority Review and Accelerated Approval.

o Also in July, Elan and Wyeth announced several key findings from their Phase IIa clinical trial of AN-1792, which was terminated early because of serious safety issues, at the 9th International Conference on Alzheimer's Disease and Related Disorders, where Elan was the event's Premier Sponsor.

o In June 2004, Elan and Biogen Idec submitted an application to the European Medicines Agency for the approval of Antegren for multiple sclerosis, based on one-year clinical trial data.

o Also in June, Elan filed an amendment to its New Drug Application for Prialt for severe chronic pain, based on additional efficacy and safety data, with the U.S. Food and Drug Administration.

o In May 2004, Elan and Biogen Idec announced results from a Phase III maintenance trial of Antegren in Crohn's disease at Digestive Disease Week. The companies also announced that they intend to submit an application for approval of Antegren as a treatment for Crohn's disease to the European Medicines Agency.

o    Also in May 2004, Elan closed the sale of its rights to Frova to Vernalis.

o    In April 2004, Elan closed the sale of its rights to Zonegran to Eisai.

We continue to evaluate opportunities to enhance our presence in our core therapeutic areas, and we are also pleased to report continuing positive trends with solid demand for our hospital products and declining operating costs. The income statement, however, continues to be impacted by the execution of our plans to reposition the company, streamline the balance sheet and simplify the capital structure.

We remain focused on maintaining the operating discipline required to execute our business and scientific plans and, ultimately, to bring our science and move our research toward patients in need.

G. Kelly Martin, President and CEO


                                                 UNAUDITED INTERIM CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                 Six months ended 30 June
                                          -----------------------------------------------------------------------
                                                 2004                                2003
                                                   $m         2004                     $m         2003
                                               Before           $m      2004       Before           $m      2003
                                          Exceptional  Exceptional        $m  Exceptional  Exceptional        $m
                                  Notes         Items        Items     Total        Items        Items     Total
-----------------------------------------------------------------------------------------------------------------

Revenue - continuing operations                 170.8           --     170.8        142.4           --     142.4
Revenue - discontinued
   operations                       6            89.6           --      89.6        303.1           --     303.1
-----------------------------------------------------------------------------------------------------------------

Total revenue                       2           260.4           --     260.4        445.5           --     445.5
Cost of sales                       4            95.7          0.6      96.3        187.6          1.6     189.2
-----------------------------------------------------------------------------------------------------------------
Gross profit/(loss)                             164.7         (0.6)    164.1        257.9         (1.6)    256.3
Selling, general and
   administrative expenses          4           170.9         62.5     233.4        265.9         52.6     318.5
Research and development
   expenses                         4           140.9         (0.9)    140.0        171.2         10.6     181.8
-----------------------------------------------------------------------------------------------------------------
Operating loss - continuing
   operations                                 (162.7)        (58.8)   (221.5)      (202.6)       (23.8)   (226.4)
Operating profit/(loss) -
   discontinued operations          6            15.6         (3.4)     12.2         23.4        (41.0)    (17.6)
-----------------------------------------------------------------------------------------------------------------
Operating loss                      3         (147.1)        (62.2)   (209.3)      (179.2)       (64.8)   (244.0)

Share of losses of associates                   (1.6)           --      (1.6)        (5.1)          --      (5.1)
Gain on disposal of businesses     4, 6            --         34.1      34.1           --        265.3     265.3
Purchase of Pharma Operating
   Ltd. royalty rights              4              --           --        --           --       (196.4)   (196.4)
-----------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary
   activities before interest
   and tax                                    (148.7)        (28.1)   (176.8)      (184.3)         4.1    (180.2)
Net interest and other expense     4, 5        (32.1)           --     (32.1)       (66.3)        (2.2)    (68.5)
-----------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary
   activities before tax                      (180.8)        (28.1)   (208.9)      (250.6)         1.9    (248.7)
Tax on (loss)/profit on
   ordinary activities                          (1.8)           --      (1.8)        (8.3)          --      (8.3)
-----------------------------------------------------------------------------------------------------------------
Retained (loss)/profit for the
   period                                     (182.6)        (28.1)   (210.7)      (258.9)         1.9    (257.0)
-----------------------------------------------------------------------------------------------------------------
Basic and diluted
   (loss)/earnings per ordinary
   share                            7         $(0.47)       $(0.07)   $(0.54)      $(0.74)       $0.01    $(0.73)
Weighted average number of
   ordinary shares outstanding
   (millions) - basic                           388.2        388.2     388.2        349.9        349.9     349.9
Weighted average number of
   ordinary shares outstanding
   (millions) - diluted                         388.2        388.2     388.2        349.9        357.7     349.9


The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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

                  UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET

                                                                                           At                At
                                                                                      30 June       31 December
                                                                                         2004             2003*
                                                               Notes                       $m                $m
---------------------------------------------------------------------------------------------------------------
Fixed Assets
Intangible assets                                                8                    1,085.0           1,252.4
Tangible assets                                                  9                      319.2             372.2
Financial assets                                                10                      270.1             407.4
---------------------------------------------------------------------------------------------------------------
                                                                                      1,674.3           2,032.0
---------------------------------------------------------------------------------------------------------------
Current Assets
Stocks                                                          11                       33.3              78.4
Debtors                                                         12                      104.1             145.9
Financial assets                                                10                         --              86.6
Cash and liquid resources                                       15                      677.0             828.0
---------------------------------------------------------------------------------------------------------------
                                                                                        814.4           1,138.9
Convertible debt and guaranteed notes (amounts falling
   due within one year)                                         13                    (411.0)           (471.4)
Creditors (amounts falling due within one year)                 14                    (336.0)           (365.0)
---------------------------------------------------------------------------------------------------------------
                                                                                      (747.0)           (836.4)

Net current assets                                                                       67.4             302.5
---------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                 1,741.7           2,334.5
Convertible debt and guaranteed notes (amounts falling
   due after one year)                                          13                  (1,092.4)         (1,479.9)
Creditors (amounts falling due after one year)                  14                     (14.0)            (29.2)
---------------------------------------------------------------------------------------------------------------

Net assets                                                                              635.3             825.4
---------------------------------------------------------------------------------------------------------------

Capital and Reserves
Called-up share capital                                                                  22.3              22.0
Share premium account                                                                 5,580.0           5,558.8
Shares issuable                                                                          17.6              17.7
Capital conversion reserve fund                                                           0.1               0.1
Equity adjustment from foreign currency translation                                    (13.0)            (12.2)
Profit and loss account                                                             (4,971.7)         (4,761.0)
---------------------------------------------------------------------------------------------------------------

Shareholders' funds - equity                                                            635.3             825.4
---------------------------------------------------------------------------------------------------------------
Capital employed                                                                        635.3             825.4
---------------------------------------------------------------------------------------------------------------


* Amounts as of 31 December 2003 are derived from the 31 December 2003 audited financial statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


               UNAUDITED INTERIM CONSOLIDATED CASH FLOW STATEMENT

                                                                                     Six months      Six months
                                                                                  ended 30 June   ended 30 June
                                                                                           2004            2003
                                                                  Notes                      $m              $m
---------------------------------------------------------------------------------------------------------------
Cash Outflow from Operating Activities                            15                    (124.6)         (161.0)
---------------------------------------------------------------------------------------------------------------

Interest received                                                                          6.8            13.3
Interest paid                                                                            (73.3)         (104.0)
---------------------------------------------------------------------------------------------------------------
Cash outflow from returns on investments and servicing of finance                        (66.5)          (90.7)
---------------------------------------------------------------------------------------------------------------

Taxation                                                                                  (1.4)           (4.0)
---------------------------------------------------------------------------------------------------------------
Capital Expenditure and Financial Investment
Additions to property, plant and equipment                                               (16.1)          (16.8)
Receipts from disposal of property, plant and equipment                                   40.7             0.6
Payment to acquire intangible assets                                                     (38.4)          (82.0)
Receipts from disposal of intangible assets                                                2.7              --
Sale and maturity of financial current assets                                             91.0              --
Payments to acquire financial fixed assets                                                (4.8)          (10.9)
Receipts from disposal of financial fixed assets                                         171.3           234.2
---------------------------------------------------------------------------------------------------------------

Cash inflow from capital expenditure and financial investment                            246.4           125.1
---------------------------------------------------------------------------------------------------------------

Acquisition and Disposals
Net cash received on disposal of businesses                       15                     229.9           312.1
---------------------------------------------------------------------------------------------------------------

Cash inflow before use of liquid resources and financing                                 283.8           181.5
---------------------------------------------------------------------------------------------------------------

Management of Liquid Resources                                                             0.1             7.5
---------------------------------------------------------------------------------------------------------------

Financing
Proceeds from issue of share capital                                                      21.4             0.6
Repurchase of LYONs                                                                         --          (267.8)
Repayment of EPIL II Notes                                                              (450.0)             --
Repayment of loans                                                                        (2.8)           (4.6)
---------------------------------------------------------------------------------------------------------------

Cash outflow from financing                                                             (431.4)         (271.8)
---------------------------------------------------------------------------------------------------------------

Net decrease in cash                                              15                    (147.5)          (82.8)
---------------------------------------------------------------------------------------------------------------

Reconciliation of Net Cash Flow to Movement in Net Debt
Decrease in cash for the period                                                         (147.5)          (82.8)
Cash inflow from movement in liquid resources                                             (0.1)           (7.5)
---------------------------------------------------------------------------------------------------------------
                                                                                        (147.6)          (90.3)
Repayment of loans                                                                         2.8             4.6
Repayment of EPIL II Notes                                                               450.0              --
Repurchase of LYONs                                                                         --           310.3
---------------------------------------------------------------------------------------------------------------

Changes in net debt resulting from cash flows                                            305.2           224.6
Non-cash movement - translation differences                                               (3.4)            4.6
Non-cash movement - notes                                                                 (2.1)          (17.3)
Non-cash movement - other                                                                  1.9             1.8
---------------------------------------------------------------------------------------------------------------

Decrease in net debt                                              15                     301.6           213.7
---------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


             UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN
                               SHAREHOLDERS' FUNDS

                                                                                        Profit
                                   Number    Share     Share    Shares      Capital   and Loss  Translation     Total
                                of Shares  Capital   Premium  Issuable   Conversion    Account   Adjustment    Amount
                                       $m       $m        $m        $m           $m         $m           $m        $m
-------------------------------------------------------------------------------------------------------------
Balance at 31 December
   2003                             386.2     22.0   5,558.8      17.7          0.1   (4,761.0)      (12.2)     825.4
Exercise of stock options
   and warrants                       4.4      0.3      21.1        --           --          --           --     21.4
Stock issued as a result
   of acquisitions                     --       --       0.1      (0.1)          --          --           --       --
Equity adjustment from
   foreign currency
   translation                         --       --        --        --           --          --       (0.8)      (0.8)
Retained loss                          --       --        --        --           --     (210.7)           --   (210.7)
-------------------------------------------------------------------------------------------------------------
Balance at 30 June 2004             390.6     22.3   5,580.0      17.6          0.1   (4,971.7)      (13.0)     635.3
-------------------------------------------------------------------------------------------------------------




       UNAUDITED INTERIM CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS
                                   AND LOSSES

                                                                                Six months           Six months
                                                                             ended 30 June        ended 30 June
                                                                                      2004                 2003
                                                                                        $m                   $m
---------------------------------------------------------------------------------------------------------------

Retained loss                                                                      (210.7)              (257.0)
Equity adjustment from foreign currency translation                                  (0.8)                  4.9
---------------------------------------------------------------------------------------------------------------
Total recognised losses                                                            (211.5)              (252.1)
---------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

                       NOTES RELATING TO UNAUDITED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS

1 STATUTORY INFORMATION

The interim consolidated financial statements (the financial statements) for the six months ended 30 June 2004 and 2003 are unaudited and do not constitute statutory accounts within the meaning of Section 19 of the Companies (Amendment) Act 1986. Accordingly, they do not include all of the information and notes required by Irish GAAP and the Companies Acts 1963 to 2003 for complete financial statements. The financial statements should be read in conjunction with Elan Corporation, plc's (Elan's or the Company's) Annual Report and Form 20-F for the year ended 31 December 2003. KPMG included a fundamental uncertainty paragraph in its audit opinion dated 23 April 2004 on the financial statements for the year ended 31 December 2003 as the Company and certain of its directors were named defendants in a putative class action in the U.S. District Court for the Southern District of New York. The Company is also the subject of an investigation by the United States Securities and Exchange Commission's Division of Enforcement (SEC). KPMG's audit opinion was not qualified in this respect. A reserve has been included in the Company's financial statements for the six months ended 30 June 2004 for the estimated liabilities related to the shareholder class action lawsuit and the ongoing SEC investigation. The Company is in discussions to resolve these matters as soon as practicable.

2 SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in U.S. dollars under the historical cost convention and in accordance with Irish Generally Accepted Accounting Principles (Irish GAAP) and comply with the Financial Reporting Standards of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland.

The financial statements for the six months ended 30 June 2004 and 2003 have been prepared using accounting policies consistent with those applied in Elan's audited consolidated financial statements as set out in the 2003 Annual Report and Form 20-F. These financial statements for the six months ended 30 June 2004 and 2003 reflect all normal and recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial condition, results of operations and cash flows of Elan for the periods presented.

a Basis of consolidation and presentation of financial information

The financial statements include the accounts of Elan and all of its subsidiary undertakings and its share of profits or losses of associated undertakings. Associated undertakings are accounted for under the equity method of accounting. All significant intercompany profits, transactions and account balances have been eliminated.

The Company has made significant losses during the last three financial years and the six months ended 30 June 2004. However, the directors, having made inquiries, believe that Elan has adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

The results of the six months ended 30 June 2004 and 2003 are not necessarily indicative of the results of operations for the full year 2004 and 2003, respectively.

Certain 2003 information has been reclassified to conform with the 30 June 2004 financial statement presentation.

b Revenue

The composition of Elan's revenue for the six months ended 30 June 2004 and 2003 was as follows:



                                                     2004       2003
                                                       $m         $m
--------------------------------------------------------------------
Product revenue                                     220.7      420.4
Contract revenue                                     39.7       25.1
--------------------------------------------------------------------
Total revenue                                       260.4      445.5
--------------------------------------------------------------------

Product revenue can be further analysed as follows:

                                                        2004       2003
                                                          $m         $m
-----------------------------------------------------------------------
Product Revenue
   Retained products                                   133.9      123.5
   Divested products                                    86.8      296.9
-----------------------------------------------------------------------
                                                       220.7      420.4
-----------------------------------------------------------------------


Divested products include products divested and products which were subject to divestment agreements. Retained products include products that have not been divested and that are not subject to divestment agreements.

Contract revenue can be further analysed as follows:



                                                                 2004      2003
                                                                   $m        $m
-------------------------------------------------------------------------------
Contract Revenue

   Research revenues/milestones                                  39.7      25.1
-------------------------------------------------------------------------------
                                                                 39.7      25.1
-------------------------------------------------------------------------------



3 SEGMENTAL INFORMATION

During 2003, Elan's business was conducted through two business units, Core Elan and Elan Enterprises. With the completion of the recovery plan on 12 February 2004, Elan announced the end of operations for its Elan Enterprises business unit.

The Company's current operations have been reorganised into two business units:
Biopharmaceuticals and GS&O. All prior period financial information has been restated to reflect the changes in segmentation. Biopharmaceuticals engages in biopharmaceutical research and development activities, and pharmaceutical commercial activities. Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, autoimmune diseases and severe pain. Elan's pharmaceutical commercial activities include the marketing of neurology and pain management products and hospital and specialty products. GS&O focuses on product development and manufacturing to provide technology platforms that address the drug delivery challenges of the pharmaceutical industry.

(a) Analysis by class of business




                                          Biopharmaceuticals                GS&O                       Total
                                       -------------------------- -------------------------- ---------------------------
                                         Six months   Six months    Six months   Six months    Six months   Six months
                                              ended        ended         ended        ended         ended        ended
                                            30 June      30 June       30 June      30 June       30 June      30 June
                                               2004         2003          2004         2003          2004         2003
                                                 $m           $m            $m           $m            $m           $m
------------------------------------------------------------------------------------------------------------------------
Total revenue                                 180.5        351.5          90.2         98.4         270.7        449.9
Intersegment sales                             (0.2)        (0.2)        (10.1)        (4.2)        (10.3)        (4.4)
------------------------------------------------------------------------------------------------------------------------
Revenue from third parties                    180.3        351.3          80.1         94.2         260.4        445.5
------------------------------------------------------------------------------------------------------------------------
Operating loss                               (145.2)      (173.7)        (13.9)       (71.9)       (159.1)      (245.6)
Intersegment profit/(loss)                      0.2          0.2          (4.7)        (4.3)         (4.5)        (4.1)
------------------------------------------------------------------------------------------------------------------------
External operating loss                      (145.4)      (173.9)         (9.2)       (67.6)       (154.6)      (241.5)
------------------------------------------------------------------------------------------------------------------------
External operating loss before
   exceptional items                         (134.7)      (151.8)        (12.0)       (24.9)       (146.7)      (176.7)
Depreciation and amortisation
   (including amortisation of
   financing costs)                            58.3         91.2          20.4         25.3          78.7        116.5



(b) Reconciliation of operating loss

                                                                 Six months
                                                   Six months         ended
                                                        ended       30 June
                                                 30 June 2004          2003
                                                           $m            $m
---------------------------------------------------------------------------
Segmental operating loss                              (154.6)       (241.5)
Corporate costs                                        (54.7)         (2.5)
---------------------------------------------------------------------------
                                                      (209.3)       (244.0)
---------------------------------------------------------------------------


(c) Reconciliation of operating loss before exceptional items

                                                     Six months    Six months
                                                          ended         ended
                                                        30 June       30 June
                                                           2004          2003
                                                             $m            $m
-----------------------------------------------------------------------------
Segmental operating loss before
  exceptional items                                     (146.7)       (176.7)
Corporate costs                                           (0.4)         (2.5)
-----------------------------------------------------------------------------
                                                        (147.1)       (179.2)
-----------------------------------------------------------------------------


(d) Reconciliation of net assets

                                                                       At
                                                         At   31 December
                                               30 June 2004          2003
                                                         $m            $m
-------------------------------------------------------------------------
Biopharmaceuticals net assets                         886.0       1,096.6
GS&O net assets                                       305.7         316.9
-------------------------------------------------------------------------
Total segmental net assets                          1,191.7       1,413.5
Corporate net assets                                  197.6         354.4
Interest bearing assets                               768.4       1,032.6
Interest bearing liabilities                       (1,522.4)     (1,975.1)
-------------------------------------------------------------------------
                                                      635.3         825.4
-------------------------------------------------------------------------


4 EXCEPTIONAL ITEMS

Exceptional items are those items that in management's judgement are material items which derive from events or transactions that fall within the ordinary activities of the Company and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

The principal items classified as exceptional items include gains or losses recorded on the disposal of businesses, tangible and intangible asset impairments, purchase of royalty rights, severance and relocation costs, losses from litigation or regulatory actions, including the shareholder class action litigation and SEC investigation. These items have been treated consistently from period to period. Management believes that disclosure of exceptional items is meaningful because it provides additional information in relation to these material items.

These exceptional costs have been included under the statutory format headings to which they relate, and are analysed as follows:


                                                      Six months    Six months
                                                           ended         ended
                                                    30 June 2004  30 June 2003
                                                              $m            $m
------------------------------------------------------------------------------
Cost of sales                                                0.6           1.6
Selling, general and administrative expenses                62.5          52.6
Research and development expenses                           (0.9)         10.6
Other ordinary activities                                  (34.1)        (68.9)
Net interest and other expense                                --           2.2
------------------------------------------------------------------------------

Net exceptional loss/(gain)                                 28.1          (1.9)
------------------------------------------------------------------------------

The net exceptional loss of $28.1 million in the first half of 2004 primarily relates to a fine expected to arise from the SEC investigation and the expected net cost of settling the shareholder class action litigation, which together have been estimated at $55.0 million, offset by a net gain from the disposal of businesses of $34.1 million, comprising a gain of $43.1 million from the sale of Zonegran offset by a loss of $7.9 million from the sale of Elan's European sales and marketing business (European business) and a loss of $1.1 million from the sale of Elan's Swiss business.

The sale of Zonegran to Eisai Co., Ltd. and Eisai Inc. (Eisai) closed on April 27, 2004 for a total consideration of $129.6 million before making a $17.0 million payment to Dainippon Pharmaceutical Co., Ltd. related to the assignment of the Zonegran licence agreements. Additional deferred consideration of up to $110.0 million may be received in the period through January 2006, primarily contingent on when generic zonisamide is introduced in the U.S., and will result in future gains if received. On 12 February 2004, Elan completed the sale of its European business to Medeus U.K. Limited (Medeus), which has recently changed its name to Zeneus Pharma Ltd. Elan realised total consideration of approximately $120.0 million from this transaction, which was previously announced on 23 December 2003.

The net exceptional gain of $1.9 million in the six months ended 30 June 2003 related primarily to the implementation of the recovery plan. On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet. Elan decided to focus on three core therapeutic areas, consisting of neurology, autoimmune diseases and severe pain. A key element of the recovery plan was the divestiture of businesses and products.

The exceptional items in the six months ended 30 June 2003 primarily related to the following items:

o Gains and losses on the sale and discontinuance of businesses. The carrying values of these assets have been written down, where applicable, to their estimated recoverable amounts. A gain of $265.3 million was recorded on disposal of businesses (mainly the primary care franchise) before charges of $196.4 million related to the purchase of related royalty rights from Pharma Operating, a wholly owned subsidiary of Pharma Marketing Ltd. (Pharma Marketing).

o Rationalisation and restructuring expenses incurred from a reduction in the scope of Elan's activities, a reduction in employee numbers and related write-downs in the carrying value of assets; and

o Termination, restructuring or cessation of activity in Elan's business ventures.

5 NET INTEREST AND OTHER EXPENSE

Net interest and other expense for the six months ended June 30, 2004 and 2003 were as follows:

                                                            2004       2003
                                                              $m         $m
---------------------------------------------------------------------------
Income from financial assets:
Interest and other income                                    8.8       16.4
Net gain on financial assets                                82.9       47.3
Gain on repurchase of LYONs                                   --        1.6
Foreign exchange gains                                       0.7        2.3
---------------------------------------------------------------------------
                                                            92.4       67.6

Interest payable and similar charges:

Original issue discount on LYONs                              --       12.0
Interest on 7.25% Senior Notes                              23.5       23.6
Interest on EPIL III Notes                                  14.7       14.9
Interest on EPIL II Notes                                   21.0       21.4
Interest on 6.5% Convertible Notes                          14.9         --
Amortisation of financing costs                              2.7        9.5
Financing charges                                             --        7.9
Investment impairments (Note 10e)                           45.0       39.9
Share of funding of business ventures                         --        2.0
Other financial charges                                      2.7        4.9
---------------------------------------------------------------------------
                                                           124.5      136.1
---------------------------------------------------------------------------
Net interest and other expense                             (32.1)     (68.5)
---------------------------------------------------------------------------

The net gain on financial assets for the six months ended 30 June 2004 primarily includes gains of $52.2 million recognised as a result of converting unquoted convertible investment securities into quoted equity investment securities based on market value at the date of conversion, and gains from the disposal of quoted and other investments of $30.7 million. The net gain on financial assets of $47.3 million in the six months ended 30 June 2003 included a gain of $38.6 million in respect of the sale of the Company's remaining investment in Ligand Pharmaceuticals, Inc.

6 DISCONTINUED OPERATIONS

In the first quarter of 2004, Elan concluded its recovery plan with the sale of its European business infrastructure. Subsequently, Elan sold several pharmaceutical products and businesses, including Frova and Zonegran, and its non-promoted pharmaceutical products. Prior to 2004, other divestments and closures included the sale of Elan's diagnostic businesses, the primary care franchise, the sale of the pain portfolio and the sale or closure of a number of drug delivery businesses. The results of these operations have been reported separately as discontinued operations for the six months ended 30 June 2004 and 2003. The results of discontinued operations are shown after exceptional items. For additional information on exceptional items, please refer to Note 4. The gains/(losses) on disposal of businesses are classified as exceptional items under other ordinary activities.


                                                      Six months ended 30 June 2004
                          --------------------------------------------------------------------------------------

                                                                                            Operating
                                                                                        profit/(loss) Gain/(loss)
                                                         Selling, general      Research         after on disposal
                           Product   Contract   Cost of               and           and   exceptional          of
                           revenue    revenue     sales    administration   development         items  businesses
                                $m         $m        $m                $m            $m            $m          $m
-----------------------------------------------------------------------------------------------------------------
Frova                         10.3        1.0    (10.9)           (7.8)             --         (7.4)          --
Zonegran                      41.2        1.8    (12.6)           (3.2)          (2.1)          25.1        43.1
Europe                        15.6         --    (11.3)           (6.6)          (5.8)         (8.1)       (7.9)
Drug delivery                  0.4         --     (0.3)            1.5           (3.2)         (1.6)       (1.1)
Other*                        19.3         --     (4.1)           (5.3)          (5.7)           4.2          --
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Total discontinued            86.8        2.8    (39.2)          (21.4)         (16.8)          12.2        34.1
-----------------------------------------------------------------------------------------------------------------


                                                      Six months ended 30 June 2003
                          ---------------------------------------------------------------------------------------
                                                                                            Operating
                                                                                        profit/(loss) Gain/(loss)
                                                         Selling, general      Research         after on disposal
                           Product   Contract   Cost of               and           and   exceptional          of
                           revenue    revenue     sales    administration   development         items  businesses
                                $m         $m        $m                $m            $m            $m          $m
-----------------------------------------------------------------------------------------------------------------
Frova                         15.7          --    (13.5)           (4.5)             --        (2.3)          --
Zonegran                      41.6         2.2     (8.1)          (12.4)          (8.5)         14.8          --
Europe                        59.1          --    (42.9)          (26.0)          (7.0)        (16.8)         --
Diagnostics                    9.0          --     (4.9)           (2.9)          (0.5)          0.7          --
Primary Care                 108.4          --    (18.6)          (49.9)             --         39.9       259.5
Pain portfolio                46.8          --    (11.1)           (6.3)          (0.1)         29.3          --
Drug delivery                 12.0         4.0    (11.5)          (39.0)         (27.7)        (62.2)        5.8
Other*                         4.3          --     (8.6)          (10.8)          (5.9)        (21.0)         --
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Total discontinued           296.9        6.2    (119.2)         (151.8)         (49.7)        (17.6)      265.3
-----------------------------------------------------------------------------------------------------------------


* Other products include primarily non-promoted pharmaceutical products such as Naprelan, Zanaflex, Myambutol and Myobloc.


7 EARNINGS PER SHARE

Basic earnings (loss) per share is computed by dividing the net loss for the period available to ordinary shareholders by the sum of the weighted average number of ordinary shares in issue and ranking for dividends during the period. Diluted earnings per share is computed by dividing the net profit or loss for the period by the weighted average number of ordinary shares in issue, adjusted for the effect of all dilutive potential ordinary shares that were outstanding during the period.

Other than the exceptional net gain in the first half of 2003, there is no difference, for the periods presented, in weighted average number of ordinary shares used for basic and diluted net loss per ordinary share as the effect of all dilutive ordinary shares outstanding for each period was anti-dilutive. The weighted average number of ordinary shares used for diluted exceptional net gain per share in the first half of 2003 was 357.7 million.

8 FIXED ASSETS -- INTANGIBLE ASSETS


                                                                                          Acquired
                                                    Patents &                         Intellectual
                                                     Licences          Goodwill           Property        Total
                                                           $m                $m                 $m           $m
----------------------------------------------------------------------------------------------------------------
Cost:
At 1 January 2004                                     1,092.1             368.2              387.0      1,847.3
Additions                                                20.8                --                 --         20.8
Disposals                                              (168.9)            (71.7)              (0.5)      (241.1)
Translation adjustment                                   (0.2)               --                 --         (0.2)
----------------------------------------------------------------------------------------------------------------
At 30 June 2004                                         943.8             296.5              386.5      1,626.8
----------------------------------------------------------------------------------------------------------------
Accumulated amortisation:
At 1 January 2004                                       350.5             224.9               19.5        594.9
Amortised in period                                      46.2               9.6                2.3         58.1
Disposals                                               (46.2)            (64.9)              (0.1)      (111.2)
----------------------------------------------------------------------------------------------------------------
At 30 June 2004                                         350.5             169.6               21.7        541.8
----------------------------------------------------------------------------------------------------------------
Net book value: 30 June 2004                            593.3             126.9              364.8      1,085.0
----------------------------------------------------------------------------------------------------------------
Net book value: 31 December 2003                        741.6             143.3              367.5      1,252.4
----------------------------------------------------------------------------------------------------------------


Disposals of intangible fixed assets during the six months ended 30 June 2004 primarily relate to the net carrying value of Zonegran patents and licence of $42.0 million and various patents and licences owned by the European business of $72.4 million which were sold during the period to Eisai and Medeus, respectively.

9 FIXED ASSET -- TANGIBLE ASSETS

                                            Land &          Plant &
                                         Buildings        Equipment     Total
                                                $m               $m        $m
------------------------------------------------------------------------------
Cost:
At 1 January 2004                            254.6            308.3     562.9
Additions                                      7.5              8.6      16.1
Disposals                                    (57.0)           (33.9)    (90.9)
Translation adjustment                        (0.1)            (0.3)     (0.4)
------------------------------------------------------------------------------
At 30 June 2004                              205.0            282.7     487.7
------------------------------------------------------------------------------
Accumulated depreciation:
At 1 January 2004                             39.2            151.5     190.7
Charged in period                              3.0             17.1      20.1
Disposals                                    (11.5)           (30.4)    (41.9)
Translation adjustment                          --             (0.4)     (0.4)
------------------------------------------------------------------------------
At 30 June 2004                               30.7            137.8     168.5
------------------------------------------------------------------------------
Net book value: 30 June 2004                 174.3            144.9     319.2
------------------------------------------------------------------------------
Net book value: 31 December 2003             215.4            156.8     372.2
------------------------------------------------------------------------------



The net disposals of tangible assets of $49.0 million in the six months ended 30 June 2004 primarily relate to the sale of a building in San Diego and the disposal of the European and Swiss businesses.

10 FIXED ASSETS - FINANCIAL ASSETS

                                                           At             At
                                                      30 June    31 December
                                                         2004           2003
                                                           $m             $m
----------------------------------------------------------------------------
Investments in and loans to associate                     6.5           23.4
Quoted investments                                       78.0           35.8
Unquoted investments and loans                           94.7          197.9
Securitised investments                                  90.9          150.3
Other marketable securities                                --           86.6
----------------------------------------------------------------------------
Total                                                   270.1          494.0
Less current financial assets                              --          (86.6)
----------------------------------------------------------------------------
Fixed assets - financial assets                         270.1          407.4
----------------------------------------------------------------------------


a. Movements on non-current financial assets for the six months ended 30 June 2004 were as follows:



                                         Investments in                       Unquoted
                                           and loans to         Quoted     Investments    Securitised
                                              Associate     Investments      and loans    Investments     Total
                                                     $m              $m             $m             $m        $m
----------------------------------------------------------------------------------------------------------------
At 1 January 2004                                  23.4            35.8          197.9          150.3     407.4
Additions                                           3.7              --            0.7             --       4.1
Conversions                                          --            75.5         (37.2)             --      38.3
Disposals/repayments                              (19.0)          (32.4)        (27.0)          (56.6)   (135.0)
Share of losses of associates                      (1.6)             --            --              --      (1.6)
Impairment                                           --            (0.9)        (40.7)           (3.4)    (45.0)
Interest income                                      --              --           1.0             0.6       1.6
----------------------------------------------------------------------------------------------------------------
At 30 June 2004                                     6.5            78.0          94.7            90.9     270.1
----------------------------------------------------------------------------------------------------------------



Quoted investments at 30 June 2004 carried at a cost of $78.0 million (31 December 2003: $35.8 million) had a market value at that date of $122.0 million (31 December 2003: $70.1 million).

b. Associate

At 30 June 2004, Elan's total investment in Amarin amounted to $6.5 million (31 December 2003: $23.4 million), consisting of loans, including interest, of $5.0 million (31 December 2003: $20.4 million) and a net equity investment of $1.5 million (31 December 2003: $3.0 million).

On 30 September 2004, Elan agreed to sell its remaining investments in Amarin for $6.5 million to Amarin Investment Holding Ltd., a company controlled by Mr. Thomas G. Lynch, a former vice-chairman of Elan's board of directors.

c. Significant conversions

The conversions from unquoted investments to quoted investments during the six months ended 30 June 2004 resulted in an increase to the investment value of $38.3 million as a result of adjusting the carrying cost of the investments to their fair value at the date of conversion.

d. Significant disposals

Total disposals of quoted and unquoted investments in the six months ended 30 June 2004 amounted to $59.4 million, primarily consisting of the sale of investment securities in Inex Pharmaceuticals Inc. of $34.4 million, Bioject Medical Technologies, Inc. of $4.4 million and Curis, Inc. of $3.0 million.

e. Investment impairments

During the six months ended 30 June 2004, Elan recognised a charge of $45.0 million (30 June 2003: $39.9 million) in relation to investment impairments.

f. Securitised investments

During the six month months ended 30 June 2004, the entire investment portfolio held as security against the EPIL II Notes was sold in connection with the repayment of the EPIL II Notes in June 2004, resulting in a net realised gain on disposal of $3.0 million.

At 30 June 2004, securitised investments with a carrying value of $90.9 million (31 December 2003: $150.3 million) had a fair value of $131.8 million (31 December 2003: $237.0 million). These investments are held as security against the EPIL III Notes in an aggregate principal amount of $390.0 million issued in a securitisation transaction.

11 STOCK

                                                At 30 June   At 31 December
                                                      2004             2003
                                                        $m               $m
---------------------------------------------------------------------------
Raw materials                                          5.6             17.1
Work-in-process                                       14.0             21.3
Finished goods                                        13.7             40.0
---------------------------------------------------------------------------
                                                      33.3             78.4
---------------------------------------------------------------------------

The decrease in stocks during the six months ended 30 June 2004 primarily reflects the disposal of businesses and products. The replacement cost of stock does not differ materially from its carrying value.

12 DEBTORS

                                                 At 30 June   At 31 December
                                                       2004             2003
                                                         $m               $m
----------------------------------------------------------------------------
Trade debtors                                          51.8             88.6
Less amounts provided for doubtful debts              (8.3)           (11.6)
----------------------------------------------------------------------------
                                                       43.5             77.0
Other debtors                                          42.4             50.9
Prepayments                                            18.2             18.0
-----------------------------------------------------------------------------
                                                      104.1            145.9
----------------------------------------------------------------------------

Included in debtors at 30 June 2004 is an amount of $13.8 million (31 December 2003: $11.8 million) due after one year.

The decrease in trade debtors during the six months ended 30 June 2004 primarily reflects the impact of the disposal of businesses and products.



                                                 At 30 June   At 31 December
                                                       2004             2003
Provision for doubtful debts:                            $m               $m
Balance at beginning of period                         11.6             23.1
Profit and loss account (credit)/charge                (0.1)             6.9
Amounts utilized                                       (3.2)           (18.4)
-----------------------------------------------------------------------------
Balance at end of period                                8.3             11.6
-----------------------------------------------------------------------------

13 CONVERTIBLE DEBT AND GUARANTEED NOTES


                                      Repayment            At                At
                                          Dates  30 June 2004  31 December 2003
                                             $m            $m                $m
-------------------------------------------------------------------------------
Due within one year
EPIL II Notes                              2004            --             450.0
EPIL III Notes                             2005         390.0                --
Interest accrued                             --          21.0              21.4
-------------------------------------------------------------------------------
Debt due within one year                                411.0             471.4
-------------------------------------------------------------------------------

Due after one year
EPIL III Notes                             2005            --             389.5
6.5% Convertible Notes                     2008         445.8             444.4
7.25% Senior Notes                         2008         645.7             645.1
3.25% LYONs                                2008           0.9               0.9
-------------------------------------------------------------------------------
Debt due after more than one year                     1,092.4           1,479.9
-------------------------------------------------------------------------------
Total debt                                            1,503.4           1,951.3
-------------------------------------------------------------------------------

The agreements governing certain of Elan's outstanding indebtedness contain various restrictive covenants that restrict the Company's ability to, among other things, incur additional indebtedness (including intercompany indebtedness), create liens and other encumbrances, enter into transactions with related parties, sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, some of these agreements require Elan to maintain certain financial ratios. Elan does not currently, and does not expect in the foreseeable future, to have the ability to incur any additional indebtedness under certain of these covenants, unless it receives a waiver from the holders of a majority of the applicable indebtedness. At 30 June 2004, Elan was not in violation of any of the debt covenants.

14 CREDITORS

                                                           At                At
                                                      30 June       31 December
                                                         2004              2003
                                                           $m                $m
-------------------------------------------------------------------------------
Amounts falling due within one year:
Trade creditors                                          28.9              32.7
Accrued liabilities                                     197.9             258.4
Product acquisitions and alliances                        1.9              19.4
Other creditors                                          81.9              25.1
Taxation and social security                             25.4              29.4
-------------------------------------------------------------------------------
                                                        336.0             365.0
-------------------------------------------------------------------------------
Amounts falling due after one year:
Product acquisitions and alliances                         --              11.2
Other creditors                                          14.0              18.0
-------------------------------------------------------------------------------
                                                         14.0              29.2
-------------------------------------------------------------------------------

15 CONSOLIDATED CASH FLOW STATEMENTS

Reconciliation of Operating Loss to Operating Cash Outflows

                                                      Six months     Six months
                                                   ended 30 June  ended 30 June
                                                            2004          2003
                                                              $m            $m
-------------------------------------------------------------------------------
Operating loss                                            (209.3)       (244.0)
Depreciation and amortisation                               78.2         107.4
Impairment of intangibles                                    0.8          24.2
Reversal of a contingent liability                         (11.3)           --
Disposal of intangibles                                      4.6            --
Disposal and write-down of tangible fixed assets             0.3           3.4
SEC and shareholder lawsuit proposed settlements            55.0            --
Other                                                      (16.2)         (1.9)
Decrease/(increase) in debtors                               2.3         (11.9)
Decrease/(increase) in stocks                                9.8         (10.8)
Decrease in creditors                                      (38.8)        (27.4)
-------------------------------------------------------------------------------
Net cash outflow from operating activities                (124.6)       (161.0)
-------------------------------------------------------------------------------

Cash Received on Disposal of Businesses

Cash of $229.9 million received in the first half of 2004 comprises net proceeds of $105.8 million from the sale of Zonegran, $90.5 million from the sale of the European business, $25.0 million from the sale of the primary care franchise, and $8.6 million from other business disposals. Cash of $312.1 million was received in the first half of 2003, consisting of net proceeds of $298.1 million from the sale of the primary care franchise and proceeds from other business disposals of $14.0 million.

Analysis of Net Debt


                                                   At                                     Exchange
                                            1 January         Cash           Other            Rate   At 30 June
                                                 2004         Flow       Movements       Movements         2004
                                                   $m           $m              $m              $m           $m
----------------------------------------------------------------------------------------------------------------
Cash                                            827.9      (147.5)             --           (3.4)        677.0
Liquid resources                                  0.1        (0.1)             --             --            --
----------------------------------------------------------------------------------------------------------------
Cash and liquid resources                       828.0      (147.6)             --           (3.4)        677.0
----------------------------------------------------------------------------------------------------------------
3.25% Zero Coupon Subordinated
   Exchangeable Notes (LYONs)                    (0.9)         --              --             --          (0.9)
Guaranteed and Exchangeable Notes            (1,950.4)      450.0            (2.1)            --      (1,502.5)
Other Debt                                      (23.6)        2.8             1.9             --         (18.9)
----------------------------------------------------------------------------------------------------------------
Debt                                         (1,974.9)      452.8            (0.2)            --      (1,522.3)
----------------------------------------------------------------------------------------------------------------
Net Debt                                     (1,146.9)      305.2            (0.2)          (3.4)       (845.3)
----------------------------------------------------------------------------------------------------------------


16 LITIGATION

Elan is involved in various legal and administrative proceedings, relating to securities matters, an SEC investigation, patent matters, antitrust matters and other matters. The most significant of these matters are described below.

Elan recorded a provision during 2003 of $11.1 million relating to the litigation with Allergan, Inc. (Allergan) and Bioport Corporation (BioPort) described below and a further provision in the first half of 2004 of $4.1 million related to the same litigation. Additionally, during the first half of 2004, Elan recorded a provision of $55.0 million in relation to a fine expected to arise from the previously disclosed SEC investigation and the expected net cost for a settlement of the shareholder class action litigation. With the exception of the litigations with Allergan and BioPort, the SEC investigation and shareholder class action litigation, Elan does not believe that it is feasible to predict or determine the outcomes of pending actions, investigations and proceedings and any possible effect on the Company's business or to reasonably estimate the amounts or potential range of losses, if any, with respect to the pending actions, investigations and proceedings. The costs and other effects of pending litigation, governmental investigations, legal and administrative cases and proceedings, settlements, judgements and claims, and changes in those matters (including the matters described below) and developments or assertions by or against the Company relating to intellectual property, could have a material adverse effect on the Company's business, financial condition, results of operations and liquidity.

Securities matters/SEC investigation

Commencing in January 1999, several class actions were filed in the U.S. District Court for the Southern District of California against Dura, one of Elan's subsidiaries, and various then current or former officers of Dura. The actions, which allege violations of the U.S. federal securities laws, were consolidated and purport to seek damages on behalf of a class of shareholders who purchased Dura common stock during a defined period, prior to our acquisition of Dura. In July 2000, the court issued an order granting the defendants' motion to dismiss the complaint without prejudice on the basis that it failed to state an actionable claim. In November 2001, the court granted Dura's motion to dismiss with prejudice and judgement was entered in Dura's favour. In December 2001, plaintiffs filed an appeal of the judgement with the Ninth Circuit Court of Appeals. Oral argument was held on 4 February 2003. On 5 August 2003, the Ninth Circuit issued its opinion, reversing the lower court's prior dismissal. A timely petition for rehearing en banc was filed, but was denied by the Ninth Circuit on 29 September 2003. Thereafter, Elan petitioned the U.S. Supreme Court for a writ of certiorari. On 28 June 2004, the U.S. Supreme Court granted review of the Company's petition for writ of certiorari. Accordingly, the Company's appeal should be heard during the U.S. Supreme Court term commencing in October 2004.

The Company and certain of its former and current officers and directors are named as defendants in a putative class action in the U.S. District Court for the Southern District of New York, which consolidated several class actions filed in early 2002 (the Class Action). The amended and consolidated complaint filed 24 January 2003 in the action (the Complaint) alleges claims under the U.S. federal securities laws, specifically, Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended (the 1933 Act), and Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the 1934 Act), and Rule 10b-5 promulgated thereunder. The Complaint alleges claims on behalf of classes of persons and entities who purchased securities of the Company during periods of time commencing on 7 February 2000 and ending on 1 July 2002. The Complaint also alleges claims on behalf of two sub-classes that consist of persons and entities who held stock in Dura and The Liposome Company, Inc. (Liposome) and exchanged such stock for ADSs in Elan pursuant to those companies' mergers with the Company in 2000. In addition to the Company, defendants named in the Complaint include Donald J. Geaney, Thomas G. Lynch, Shane M. Cooke, William F. Daniel, KPMG LLP and KPMG, Chartered Accountants. The Complaint alleges that the Company's financial statements were not in accordance with generally accepted accounting principles, and that the defendants disseminated materially false and misleading information concerning the Company's business and financial results, with respect to the Company's investments in certain business ventures and business venture parents and the license fees and research revenues received from the business ventures; the accounting for proceeds from the Company's sale of certain product lines and disclosure concerning those sales; the accounting for certain risk-sharing arrangements that the Company entered into and disclosure concerning those arrangements; the accounting for certain qualified special purpose entities and disclosure concerning those entities; the disclosure of compensation of certain officers of the Company; and certain alleged related party transactions. The Complaint seeks compensatory damages and other relief that the court may deem just and proper. On 25 March 2003, the Company and the individual defendants moved to dismiss the Complaint. In May of 2004, Magistrate Judge Frank Maas issued a report and recommendation to the court recommending that the motion be granted in part and denied in part, with leave to replead. Specifically, Judge Maas recommended that the motion be granted as to the claims under the 1933 Act and as to the claims under the 1934 Act relating to the business ventures, executive compensation, and the qualified special purpose entities. On 15 September 2004, United States District Judge Richard Berman sua sponte denied the motions to dismiss as moot on the expectation that the parties would enter into an agreement to settle the matter. The parties are currently in discussions to resolve the Class Action as soon as practicable.

The Company was a nominal defendant in two derivative actions filed against certain of its former and current directors and certain of its former and current officers on or about 14 March 2002 and 20 March 2002 in the Superior Court of the State of California, County of San Diego. The two actions were consolidated, and the plaintiffs filed a consolidated complaint. The complaint contained allegations similar to those set forth in the foregoing actions, but alleged, among other things, that the defendant officers and directors breached their duties to the Company by causing the Company to undertake the actions alleged in the complaint. Among other relief, the action sought damages against the defendant officers and directors on behalf of the Company. The individual defendants filed motions to dismiss on the grounds of lack of personal jurisdiction, and all of the defendants filed a motion to dismiss on the grounds of forum non convenience, or inconvenient forum. In October 2003, the Company settled this matter and the lawsuit was dismissed. Pursuant to the terms of the parties' settlement, the Company agreed to adopt certain corporate governance provisions and to pay plaintiffs' attorneys fees in the amount of $527,495.

The Company is the subject of an investigation by the Division of Enforcement of the SEC commenced on or about 12 February 2002, which the Company believes relates primarily to the issues described in the immediately preceding two paragraphs. The Company is engaged in discussions with the staff of the SEC regarding a resolution of the matter.

Since the timing and final resolution of the Class Action and SEC investigation remains uncertain, Elan is unable to predict or determine the outcome of the Class Action or the SEC investigation with certainty. As previously disclosed, Elan's interim results include a reserve for the Company's estimate of the liabilities related to the Class Action and the SEC investigation. The reserve, which amounts to $55.0 million, is net of related insurance coverage and is reflected as a charge in the Company's income statement for the six months ended 30 June 2004. The Company continues to believe that it has prepared its financial statements in accordance with applicable GAAP. However, if not settled, the SEC investigation may result in amendments or restatements of Elan's financial statements previously filed with the SEC or result in enforcement actions against Elan that could require Elan to make substantial payments. The findings and outcome of the SEC investigation may also adversely affect the course of the Class Action. If the SEC and Class Action proceedings are not resolved, the possible outcome or resolution of either proceeding could ultimately require Elan to make substantial payments.

Patent matters

In October 1998, Elan filed a patent infringement action in the U.S. District Court for the Southern District of Florida against Andrx Pharmaceuticals, Inc. (Andrx) alleging that, by its submission of an ANDA for a generic version of Naprelan, which submission included a paragraph IV certification, Andrx infringed Elan's U.S. Patent No. 5,637,320 (the 320 patent). In March 2002, the Court issued a decision finding the 320 patent invalid and dismissed the action. The Court did not consider the issue of infringement. In March 2003, the Court denied Elan's motion for reconsideration and confirmed its previous finding of invalidity. Elan filed a notice of appeal with the U.S. Court of Appeals for the Federal Circuit (CAFC) and all parties fully briefed the issues on appeal. On 3 March 2004, the CAFC heard oral argument on the appeal and took the matter under submission. On 5 May 2004, the CAFC reversed the district court's invalidation of Elan's patent for its Naprelan product. The case was thereafter remanded to the U.S. District Court in Florida for consideration of the remaining issues and handling in accordance with the CAFC's ruling.

In November 2002, Allergan filed a complaint against Elan in the U.S. District Court for the District of Delaware. The complaint alleges that Elan willfully infringed U.S. Patent No. 6,290,961 by virtue of its manufacture, sale and offer for sale of its Myobloc product. Allergan was seeking injunctive relief and unspecified damages. In February 2002 Elan filed an answer and counterclaim, denying allegations of infringement, asserting that the patent is invalid and unenforceable and alleging antitrust violations against Allergan. In February 2003, Allergan filed its reply to Elan's counterclaim. The parties subsequently settled this matter in February 2004 and have dismissed the litigation. As a result of the settlement Elan agreed to pay Allergan approximately $3.0 million for past damages and a $5.0 million transfer fee upon the completion of the sale of Myobloc. The settlement agreement, which is made effective as of 1 January 2003, grants Elan an exclusive license to U.S. Patent No. 6,290,961 and any related patents.

Eon Labs, Inc. (Eon) submitted to the U.S. Food and Drug Administration (FDA) an ANDA for a generic equivalent of Elan's 400mg Skelaxin product. The application included a paragraph IV certification pertaining to U.S. Patent No.6,407,128 (the 128 patent). Eon provided notice to Elan of its paragraph IV certification in November 2002, and Elan filed a patent infringement suit against Eon in the U.S. District Court for the Eastern District of New York on 2 January 2003. Eon filed its answer and counterclaim on 23 January 2003 and then filed an amended answer and counterclaim on 19 February 2003. Elan filed its reply to the counterclaim on 7 March 2003. Discovery has largely been completed, but no trial date has been set. Corepharma LLC (Corepharma) also has submitted to the FDA an ANDA for a generic equivalent of Elan's 400mg Skelaxin product, including a paragraph IV certification pertaining to the 128 patent. Corepharma provided notice to Elan of its paragraph IV certification in January 2003, and Elan filed a patent infringement suit against Corepharma in the U.S. District Court for the District of New Jersey on 7 March 2003. In May 2003, Elan and Corepharma agreed to transfer the Corepharma litigation to the U.S. District Court for the Eastern District of New York for consolidation with the Eon litigation. Elan and King are cooperating in the prosecution of these actions, and are working together to substitute King as a plaintiff to the two actions.

In June 2004, Duke University (Duke) and Orexigen Therapeutics, Inc. filed a lawsuit against Elan Corporation, plc, Elan Pharmaceuticals, Inc., Eisai Co., Ltd., Eisai, Inc. and Elan Pharmaceuticals, Inc. employee, Julianne E. Jennings (collectively, the Elan and Eisai Defendants) involving a provisional patent application (the Zonegran Patent Application) with the U.S. Patent and Trademark Office (PTO) relating to the use of Zonegran, Elan Pharmaceutical Inc.'s zonisamide product, to treat obesity. Elan Pharmaceuticals, Inc. transferred its interest in Zonegran and the Zonegran Patent Application to Eisai, Inc. pursuant to an asset purchase agreement, dated 27 April 2004. Nonetheless, the Company remains involved in the litigation, in part, because Duke and Orexigen allege claims purportedly based on pre-transfer activities. On 13 August 2004, the Elan and Eisai Defendants filed a motion to dismiss Duke's and Orexigen's claims. To date, no hearing has been set on the parties' dismissal motion.

Antitrust matters

In March 2001, Andrx filed a complaint against Elan in the U.S. District Court for the Southern District of Florida alleging that Elan engaged in anti-competitive activities in an effort to prevent or delay the entry of a generic alternative to Naprelan. Elan filed a motion to dismiss the complaint and for judgement on the pleadings. In April 2003, the Court granted Elan's motion and dismissed Andrx's complaint with prejudice and without leave to amend. In June 2003, the Court reaffirmed its April decision, denying Andrx's motion for reconsideration and for leave to amend its complaint. On 14 July 2003, Andrx filed a notice of appeal. A hearing on the appeal took place on 29 June 2004. Accordingly, all parties are currently awaiting a final decision from the 11th Circuit on Andrx's appeal.

Three putative class actions have been filed in the U.S. District Court for the Eastern District of Pennsylvania against Elan and Skye Pharma, Inc. by indirect purchasers of Naprelan. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleges that Elan violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. Elan has not yet answered or otherwise responded to the amended complaint. Other than preliminary document production, the litigation has been stayed and the case placed on the Court's suspense docket pending the outcome of further proceedings in the pending Andrx patent infringement litigation described above. On August 4, 2003 plaintiffs filed a motion to remove the litigation from the Court's suspension docket. However, the Court subsequently denied plaintiffs' motion.

In June 2002, Elan entered into a settlement with the FTC resolving the FTC's investigation of a licensing arrangement between Elan and Biovail relating to nifedipine, the generic version of the hypertension drug Adalat CC. The settlement is reflected in a consent order which, by its terms, does not constitute an admission by Elan that any law has been violated, and does not provide for monetary fines or penalties. Elan continues to satisfy all of the terms of the consent order.

In June 2001, Elan received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine "whether Brightstone Pharma, Inc., Elan Corporation or others may have engaged in an effort to restrain trade by entering into an agreement which may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan". In October 2001, counsel for Elan met informally with FTC Staff to discuss the matter. No future communication from the FTC was received until December 2002, when Elan was served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. Elan has voluntarily provided documents and witness testimony in response to the subpoena and continues to cooperate with the FTC relating to this investigation.

Elan is aware that ten actions have been filed in the U.S. District Courts on various dates between July 2002 and July 2003 (seven in the District of Columbia and three in the Southern District of New York) claiming that the Company (and others) have violated federal and state antitrust laws based on the licensing arrangement with Biovail relating to nifedipine. The complaints seek various forms of remedy, including declaratory judgment, damages (including treble and/or punitive damages where allowed), disgorgement and injunctive relief. The actions have been brought by putative classes of indirect purchasers, putative classes of purported direct purchasers and individual purported direct purchasers. On 29 May 2003, on a motion by Elan and co-defendant Biovail, the Judicial Panel for Multidistrict Litigation coordinated and consolidated for pre-trial proceedings all pending cases in the U.S. District Court for the District of Columbia. Since consolidation of the matters, the Court has held several case management conferences to coordinate the early stages of the case. In accordance with one of the Court's preliminary orders, plaintiffs filed amended complaints on or about 15 October 2003. Elan and co-defendant Biovail responded by filing an omnibus motion to dismiss in response to the amended complaints. Co-defendant Teva Pharmaceutical Industries Ltd. (Teva) filed a joinder in certain parts of Elan's and Biovail's motion. The Court completed a hearing on the motions on 7 May 2004 and took the matter under submission. On 1 September 2004, the Court issued a Memorandum Opinion and Order granting in part and denying in part the motions to dismiss. In particular, the Court held that none of the claims for injunctive relief had any basis and, accordingly, the Court lacked jurisdiction over the indirect purchaser federal and state claims. Consequently, the Court granted the motion as it related to the putative class of indirect purchasers and dismissed that consolidated class complaint with prejudice. It should be noted that counsel for the putative indirect purchaser class have also commenced an action asserting the same or similar claims under California state law in California state court. The Court also dismissed the claims for injunctive relief of the purported direct purchaser plaintiffs. The Court declined to dismiss the damage claims of the purported direct purchaser plaintiffs, ruling that it would be premature to do so without allowing discovery given the Court's obligation to accept as true all allegations when tested on a motion to dismiss. Meanwhile, the parties in the litigation have begun preliminary discovery.

On 13 March 2003, Elan received notification from the FTC that the FTC's Bureau of Competition was conducting an investigation to determine whether Elan, King or any other person was engaging in unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act, including, among other things, by preventing or slowing generic competition to Skelaxin. The FTC's stated focus of the investigation was Elan's listing in the Orange Book of at least one patent for Skelaxin, and other actions with regard to the FDA regulatory process. On 8 May 2003, Elan received notification from the FTC that it had discontinued that portion of its investigation concerning whether Elan wrongfully listed its patent for Skelaxin in the Orange Book.

Other matters

On 27 June 2002, BioPort filed suit against Elan in the Superior Court of the State of California alleging breach of certain collaboration and supply agreements relating to the development, manufacture and supply of botulinum toxin. In addition to claims for breach of contract, BioPort asserted claims for intentional interference with contractual relations (as to Elan), unfair business practices and unjust enrichment. The complaint sought a five percent royalty on net sales of Myobloc, payments allegedly owned under the collaboration agreement, a declaration that BioPort has an ownership interest in Myobloc, and other relief including punitive damages. On 17 March 2003, the Court sustained Elan's demurrer to BioPort's claim for unfair business practices. On 1 April 2003, Elan filed an answer to BioPort's complaint, including a general denial of the complaint and affirmative defenses. Elan also filed a cross-complaint against BioPort, seeking declaratory relief and damages for breach of contract. On 19 May 2003, BioPort filed a demurrer to Elan's cross-complaint. On 20 May 2003, Elan filed a motion to strike BioPort's demurrer. On 30 May 2003, BioPort and Elan both filed motions for summary adjudication. These motions have not yet been heard by the Court. On 5 June 2003, the parties participated in a court ordered mediation, and have since engaged in settlement discussions. To date, however, the parties have not been able to settle this matter and are proceeding with the underlying litigation. The Court subsequently lifted the litigation stay and scheduled a trial date of 7 March 2005. Meanwhile, the parties have recommenced their discovery pre-trial preparation efforts.

On 11 December 2003, two of Elan's subsidiaries, Elan Pharmaceuticals, Inc.
(EPI) and Neuralab Limited (Neuralab) commenced arbitration proceedings with the American Arbitration Association (AAA) against Pfizer Inc. (Pfizer) and Pharmacia and Upjohn Company (Pharmacia) in connection with certain alleged breaches relating to an Exclusive Mutual Beta Secretase Inhibitors Research, Development and Marketing Collaboration Agreement, dated 28 July 2000, originally between Pharmacia and Neuralab. As a result of these breaches, the Company believes it holds an exclusive worldwide license to, among other things, all of Pfizer's and Pharmacia's interest in regulatory approvals, patents, and know-how relating to the subject matter of the parties' collaboration. In response to the commencement of Elan's arbitration proceeding, on 23 December 2003, Pfizer and Pharmacia asked the New York State Supreme Court to stay Elan's arbitration proceedings. On 23 December 2003, the Court issued a temporary restraining order staying the AAA arbitration proceedings and scheduling a subsequent hearing in January 2004. The Court subsequently held a final hearing on Pfizer's and Pharmacia's application and entered an order staying the AAA arbitration proceedings. On 29 January 2004, Elan filed a notice of appeal of the Court's order staying arbitration. On 30 January 2004, Pfizer and Pharmacia sent Elan a notice of breach contending, among other things, that Pfizer and Pharmacia hold an exclusive worldwide license to all of Elan's and Neuralab's interest in regulatory approvals, patents, and know-how relating to the subject matter of the parties' collaboration. On 26 August 2004, the New York Supreme Court, Appellate Division reversed the lower court's decision and remanded the matter to the lower court for further proceedings relating to whether the Company's arbitration proceedings should be stayed.

On 13 September 2004, EPI and Neuralab commenced an action against Pfizer and Pharmacia in the California Superior Court. The complaint in this action asserts essentially the same breach of contract claim asserted in the AAA arbitration demand and also alleges claims for common-law monopolisation, unfair competition, and improper disclosure of trade secrets.

On 23 September 2004, Pfizer and Pharmacia commenced an action against EPI and Neuralab in the Supreme Court of the State of New York for injunctive relief, declaratory relief and breach of contract based on Elan's alleged non-compliance with certain contractual procedures relating to disputes between the parties. Immediately upon filing this action, Pfizer and Pharmacia asked the New York Supreme Court to stay EPI's and Neuralab's prosecution of the above-referenced California lawsuit. On 23 September 2004, the Hon. Carol Edmead of the New York Supreme Court issued ex parte a temporary restraining order in anticipation of a 28 September 2004 hearing on Pfizer's and Pharmacia's motion for a preliminary injunction. On 27 September 2004, at EPI's request, the New York lawsuit was transferred to the New York Supreme Court's Commercial Division and the hearing date on the preliminary injunction was adjourned without a new date pending assignment of the case to a judge in the Commercial Division.

Elan has notified the AAA of its intention to withdraw its demand for arbitration. Instead, Elan intends to pursue its claims in court. While Elan believes that it holds the exclusive worldwide license to the intellectual property developed in connection with the Pfizer collaboration for the reasons discussed above, Pfizer disputes this. There can be no assurance that the court will ultimately accept Elan's position.

The Company is aware of four pending products liability cases that name Carnrick Laboratories and/or Elan Pharmaceuticals in connection with the sale and distribution of a Carnrick Laboratories hormone replacement product known as Amen. Carnrick was acquired by Elan in 1998. The Amen product was sold to Amarin Corporation, plc on 29 September 1999. Two of the known cases assert claims alleging breast cancer and ovarian cancer arising from the use of the Amen product. The other two cases currently fail to specify the nature of the plaintiffs' claims, if any, against Carnrick and/or the Company. None of the cases have been set for trial nor has any discovery taken place to date. Elan believes that its conduct was lawful and is vigorously defending against the claims, but cannot predict the likelihood of any outcome at this time.


On 6 July 2004, Nitto Americas, Inc. and Nitto Denko Corporation (collectively, Nitto) commenced a lawsuit in the U.S. District Court for the Southern District of New York against Athena Neurosciences, Inc., Elan Pharma International Limited, Elan Transdermal Limited and Elan Corporation, plc (collectively, the Elan Entities) relating to Nitto's 3 July 2003 purchase of the Elan Transdermal Technologies, Inc. (ETT) business in Miramar, Florida. Nitto's complaint alleges claims for breach of contract, common law fraud and violation of Section 10(b) of the Securities Exchange Act of 1934. All three claims are based on allegations regarding clinical trials involving the Clonodine Patch, a generic transdermal product for the treatment of hypertension that was under development by ETT prior to

Nitto's acquisition of the ETT business. The clinical trials discussed in the complaint were performed by a third party on behalf of the Elan Entities. Nitto alleges that problems relating to the clinical trials have significantly delayed the approval of the Clonodine Patch by the FDA. The Elan Entities dispute Nitto's allegations and have responded to Nitto's complaint. The parties recently commenced preliminary discovery in the case. Accordingly, it is not possible to predict the likely outcome of this case at this time.

17 RELATED PARTIES

On 30 September 2004, Elan agreed to sell its remaining investments in Amarin for $6.5 million to Amarin Investment Holding Ltd., a company controlled by Mr. Thomas G. Lynch, a former vice-chairman of Elan's board of directors.

18 POST BALANCE SHEET EVENTS

On 4 October 2004, Elan announced that it will include a reserve in its financial statements for the six months ended 30 June 2004 for its estimate of the liabilities related to the previously disclosed shareholder class action lawsuit and the ongoing SEC investigation. The reserve amounts to $55.0 million, net of related insurance coverage. The Company is in discussions to resolve these matters as soon as practicable.

19 U.S. GAAP INFORMATION

The financial statements have been prepared in accordance with Irish GAAP, as described in Note 2. The significant differences between Irish GAAP and U.S. GAAP which affect the Company's net loss and shareholders' equity are described in Note 33 to the Company's audited consolidated financial statements included in its Annual Report and Form 20-F for the year ended 31 December 2003. The net loss under U.S. GAAP for the first half of 2004, as presented below, has been adjusted from the net loss previously presented in the press release dated 29 July 2004 to reflect the reserve of $55.0 million for the estimated liabilities related to the ongoing SEC investigation and shareholder class action litigation.

The following is a summary of the material adjustments to net loss and shareholders' equity which would be required had the financial statements been prepared in accordance with U.S. GAAP:


                                                                                       Six months    Six months
                                                                                           ended          ended
                                                                                     30 June 2004  30 June 2003
                                                                                               $m            $m
---------------------------------------------------------------------------------------------------------------
Net loss as stated under Irish GAAP                                                       (210.7)       (257.0)
Adjustments to conform to U.S. GAAP:
Pooling of interests accounting/acquisition accounting for Dura:
     Goodwill and other intangible amortisation                                             13.7           9.9
Purchase accounting:
     Impairment of intangible assets                                                          --          (1.2)
     Amortisation of intangible assets                                                       3.9          12.5
     Primary care franchise acquired IP                                                       --          10.8
     ETT acquired IP                                                                          --          25.0
Accounting for derivatives                                                                   5.9          21.8
Gain on conversion of financial assets                                                     (26.7)           --
Amortisation of acquired product rights and finance charges                                   --           2.6
Reversal of acquired product rights and finance charges on disposal                        (11.6)        (31.2)
Revenue recognition - impact of SAB 104                                                     24.8          70.4
Amortisation of nifedipine and Avinza intangible                                            (3.8)         (3.8)
Non-consolidated subsidiaries                                                              (28.7)         16.5
Stock option compensation expenses                                                          (1.6)           --
---------------------------------------------------------------------------------------------------------------
Net loss from continuing operations                                                       (239.3)       (122.6)
Net income/(loss) from discontinued operations                                               4.5          (1.1)
---------------------------------------------------------------------------------------------------------------
Net loss as stated under U.S. GAAP                                                        (234.8)       (123.7)
---------------------------------------------------------------------------------------------------------------
Basic and diluted loss per ordinary share from continuing operations                      $(0.61)       $(0.35)
Basic and diluted earnings per ordinary share from discontinued operations                 $0.01            --
---------------------------------------------------------------------------------------------------------------
Basic and diluted loss per ordinary share under U.S. GAAP                                 $(0.60)       $(0.35)
---------------------------------------------------------------------------------------------------------------


                                       20

                                                                                              At             At
                                                                                         30 June    31 December
                                                                                            2004           2003
                                                                                              $m             $m
---------------------------------------------------------------------------------------------------------------
Shareholders' equity as stated under Irish GAAP                                            635.3          825.4
Adjustments to conform to U.S. GAAP:
Pooling of interests accounting/acquisition accounting for Dura:
     Elimination of goodwill and licence and patents arising on acquisition of
        Dura                                                                              (293.5)        (293.5)
Purchase accounting:
     Amortisation of intangible assets                                                     267.3          249.7
     Goodwill written-off                                                                  574.3          574.3
Acquired IPR&D                                                                          (2,121.1)      (2,121.1)
Impairment of intangible assets                                                          1,149.4        1,149.4
Pain portfolio (goodwill)                                                                   (3.5)          (3.5)
Primary care franchise acquired IP                                                          10.8           10.8
ETT acquired IP                                                                             25.0           25.0
Abelcet business (goodwill)                                                                100.0          100.0
Accounting for derivatives                                                                   6.2           34.1
Amortisation of acquired products and finance charges                                       61.2           61.2
Reversal of acquired product rights and finance charges on disposal                        (42.8)         (31.2)
Revenue recognition including cumulative effect of accounting change                      (128.7)        (153.4)
Revenue recognition - write-off of related intangibles                                      56.5           56.5
Amortisation of nifedipine/Avinza intangible                                               (11.5)          (7.6)
Non-consolidated subsidiaries                                                              (21.2)           7.5
Associate accounting                                                                         7.2            7.2
Pensions and other                                                                          11.3           11.3
Financial fixed assets                                                                      65.8           97.0
---------------------------------------------------------------------------------------------------------------
Shareholders' equity as stated under U.S. GAAP                                             348.0          599.1
---------------------------------------------------------------------------------------------------------------



COMPENSATION COST (U.S. GAAP)

Elan grants options to employees under the Company's stock option plans. These options are granted at fixed exercise prices equal to the market value on the date of grant.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) to account for its stock option plans and, accordingly under U.S. GAAP, no compensation expense is recognised when stock options are initially granted to employees, as the exercise price is equal to the market price on the date of grant. If the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, "Accounting for Stock Based Compensation," as revised by SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an Amendment of SFAS Statement No. 123," the effect on net loss under U.S. GAAP would be as shown below.


                                                                                       Six months    Six months
                                                                                            ended         ended
                                                                                     30 June 2004  30 June 2003
                                                                                               $m            $m
---------------------------------------------------------------------------------------------------------------
Net loss under U.S. GAAP as reported                                                      (234.8)       (123.7)
Add: Stock-based compensation expense included in reported net income                        1.6            --
Deduct: Total stock-based employee compensation expense determined under fair
   value based method for all awards                                                       (28.1)        (45.1)
---------------------------------------------------------------------------------------------------------------
Pro-forma net loss                                                                        (261.3)       (168.8)
Basic and diluted loss per ordinary share:
As reported                                                                               $(0.60)       $(0.35)
Pro-forma                                                                                 $(0.67)       $(0.48)
---------------------------------------------------------------------------------------------------------------


The weighted average fair value of the individual options granted during the six month periods ended 30 June 2004 and 2003 is estimated as $12.51 and $2.44, respectively, on the date of grant. The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                 Six months    Six months
                                                      ended         ended
                                               30 June 2004  30 June 2003
                                                         $m            $m
-------------------------------------------------------------------------
Risk-free interest rate                                1.0%          1.1%
Volatility                                            85.7%         81.5%
Dividend yield                                          nil           nil
Expected life (years)                                   6.6           6.7
-------------------------------------------------------------------------



PENSION AND POST-RETIREMENT BENEFITS (U.S. GAAP)

For the purposes of U.S. GAAP, the pension costs of the major Irish retirement plans have been presented in the following tables in accordance with the requirements of SFAS No. 132, "Employees' Disclosures about Pensions and Other Postretirement Benefits". The Company funds the pension entitlements of certain employees through defined benefit plans. Two plans are operated for Irish employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at 30 June 2004 consisted of units held in independently administered funds.

The net periodic pension cost was comprised of the following:

                                                   Six months    Six months
                                                        ended         ended
                                                 30 June 2004  30 June 2003
                                                           $m            $m
---------------------------------------------------------------------------
Service cost                                              1.4           1.1
Interest cost                                             1.0           0.9
Expected return on plan assets                          (1.1)         (1.2)
Amortisation of net loss                                  0.3           0.4
---------------------------------------------------------------------------
Net periodic pension cost                                 1.6           1.2
---------------------------------------------------------------------------


For the six months ended 30 June 2004 and 2003, Elan contributed $1.2 million and $3.2 million, respectively, into the plans. Future contributions for the remaining six months of fiscal year 2004 are expected to amount to $1.0 million.

           Independent review report by KPMG to Elan Corporation, plc

Introduction

We have been instructed by the company to review the financial information set out on pages 2 to 22 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG
Chartered Accountants
Dublin
Ireland



7 October 2004


                                Financial Review

           Results of Operations for the Six Months Ended 30 June 2004

Revenue

                                                                             Six months          Six months
                                                                          ended 30 June       ended 30 June
                                                                                   2004                2003
Product Revenue                                                                      $m                  $m
-----------------------------------------------------------------------------------------------------------
(A) Revenue from Retained Products
-----------------------------------------------------------------------------------------------------------
U.S. Promoted Products
MaxipimeTM                                                                         54.7                42.3
AzactamTM                                                                          22.9                25.6
-----------------------------------------------------------------------------------------------------------
                                                                                   77.6                67.9
Contract manufacturing and royalties                                               56.3                55.6
-----------------------------------------------------------------------------------------------------------
Total Revenue from Retained Products                                              133.9               123.5
-----------------------------------------------------------------------------------------------------------
(B) Revenue from Divested Products
-----------------------------------------------------------------------------------------------------------
SkelaxinTM                                                                           --                60.2
SonataTM                                                                             --                48.2
Diagnostics                                                                          --                 9.0
Pain portfolio                                                                       --                46.8
European business                                                                  15.6                59.1
ZonegranTM                                                                         41.2                41.6
FrovaTM                                                                            10.3                15.7
Drug delivery                                                                       0.4                12.0
Other                                                                              19.3                 4.3
-----------------------------------------------------------------------------------------------------------
                                                                                   86.8               296.9
-----------------------------------------------------------------------------------------------------------
Total Product Revenue                                                             220.7               420.4

Contract Revenue - Research revenue and milestones                                 39.7                25.1
-----------------------------------------------------------------------------------------------------------
Total Revenue                                                                     260.4               445.5
-----------------------------------------------------------------------------------------------------------


Total revenue decreased 42% to $260.4 million in the first half of 2004 from $445.5 million in the first half of 2003. The decline in revenue in 2004 is due primarily to the divestment of a number of businesses and products as part of the completed recovery plan.

(a) Product Revenue

Revenue from retained products was $133.9 million in the first half of 2004 compared to $123.5 million in the same period of 2003, an increase of 8%. This increase primarily reflects the growth in prescriptions and demand for the retained products but offset by limited wholesaler inventories due in part to third party supply constraints. Sales of Maxipime and Azactam in the first half of 2004 were $77.6 million, an increase of 14% over the comparable period of 2003, reflecting stronger demand in 2004. Maxipime prescription demand for first half of 2004 increased by 12% compared to the same period in 2003 while revenues for the period increased from $42.3 million to $54.7 million or 29%. Azactam prescription demand for the first half of 2004 increased by 13% compared to the same period in 2003 while revenues for the period decreased from $25.6 million to $22.9 million or 11%.

Revenue from contract manufacturing and royalties of $56.3 million in the first half of 2004 remained consistent with revenue of $55.6 million for the comparable period of 2003.

Revenue from divested products and businesses amounted to $86.8 million in first half of 2004, compared to $296.9 million in the same period of 2003. Elan has sold a number of products and businesses during the first half of 2004, including Frova, Naprelan, Zonegran and Elan's European business. During 2003, Elan also completed the sale of several products and businesses, including the primary care franchise and the pain portfolio of products.

(b) Contract Revenue

Contract revenue, which consisted entirely of research revenue and milestones, in the first half of 2004 was $39.7 million compared to $25.1 million in the same period of 2003, an increase of 58%. The increase primarily reflects a milestone payment of $11.0 million (2003: $nil) received in the first half of 2004 from King Pharmaceuticals, Inc. (King) in respect of Phase II clinical trials for Sonata, and the receipt of a $7.0 million (2003:
$nil) milestone payment from Biogen Idec Inc. on filing the Biologics License Application (BLA) for AntegrenTM for multiple sclerosis (MS).

Cost of Sales

Cost of sales, after exceptional items, decreased by 49% to $96.3 million for first half of 2004 from $189.2 million in the comparable period of 2003. The gross margin on total revenue was 63% in the first half of 2004 compared to 58% in the same period of 2003. The gross margin on product revenue, was 56% in the first half of 2004 compared to 55% in the comparable period of 2003. During the first half of 2003, royalties of $32.5 million were paid to Pharma Marketing and included in cost of sales. No royalties were paid to Pharma Marketing in 2004 following the termination of all remaining agreements with Pharma Marketing in the fourth quarter of 2003. In addition, the gross margin in the first half of 2004 was negatively affected by the change in the mix of product revenue, particularly the disposal of higher gross margin products during 2003 and 2004.

Operating Expenses

Research and development expenses, after exceptional items, were $140.0 million in the first half of 2004 compared to $181.8 million in the comparable period of 2003, a reduction of 23%. The reduction in the first half of 2004 reflects the refocusing of research and development efforts on key programmes: AntegrenTM, PrialtTM and the Alzheimer's programmes. Selling, general and administrative expenses, after exceptional items, decreased by 27% to $233.4 million in the first half of 2004 from $318.5 million in the same period of 2003, reflecting the implementation of the recovery plan and related cost reduction initiatives. In particular, exceptional selling, general and administration expenses, primarily relating to a fine expected to arise from the SEC investigation, the expected net cost for a settlement of the shareholder class action litigation, and impairment and severance costs, increased by $9.9 million from the first half of 2003 to the first half of 2004.

Operating expenses in the first half of 2004 included $36.6 million (2003: $47.0 million) in respect of the Zonegran and Frova products, which were divested during the second quarter of 2004. Included in the $36.6 million was $23.5 million (2003: $21.6 million) in respect of cost of goods sold, $11.0 million (2003: $16.9 million) in respect of selling, general and administration expenses and $2.1 million (2003: $8.5 million) in respect of research and development expenses.

Exceptional Charges

In the first half of 2004, Elan incurred a net exceptional loss of $28.1 million, compared to a net exceptional gain of $1.9 million in the first half of 2003. The net exceptional loss in the first half of 2004 primarily relates to a fine expected to arise from the SEC investigation and the net cost of settling a shareholder class action litigation, which together have been estimated at $55.0 million, offset by a net gain from the disposal of businesses of $34.1 million, comprising a gain of $43.1 million from the sale of Zonegran offset by a loss of $7.9 million from the sale of Elan's European business and a loss of $1.1 million from the sale of Elan's Swiss business.

The sale of Zonegran to Eisai closed on April 27, 2004 for a total consideration of $129.6 million before making a $17.0 million payment to Dainippon Pharmaceutical Co., Ltd. related to the assignment of the Zonegran licence agreements. Additional deferred consideration of up to $110.0 million may be received in the period through January 2006, primarily contingent on when generic zonisamide is introduced in the U.S., and will result in future gains if received. On 12 February 2004, Elan completed the sale of its European business to Medeus. Elan realised total consideration of approximately $120.0 million from this transaction, which was previously announced on 23 December 2003.

The net exceptional gain in the first half of 2003 related primarily to the implementation of the recovery plan. On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet. Elan decided to focus on three core therapeutic areas, consisting of neurology, autoimmune diseases and severe pain. A key element of the recovery plan was the divestiture of businesses and products.

The exceptional items in 2003 mainly related to the:

o A gain of $265.3 million was recorded on disposal of businesses (mainly the primary care franchise) before charges of $196.4 million related to the purchase of related royalty rights from Pharma Operating Ltd. (Pharma Operating), a wholly owned subsidiary of Pharma Marketing.

o Rationalisation and restructuring expenses incurred from a reduction in the scope of Elan's activities, a reduction in employee numbers and related write-downs in the carrying value of assets; and

o Termination, restructuring or cessation of activity in Elan's business ventures.

Net Interest and Other Expense

Net interest and other expense, consisting of income from financial assets and interest and other similar charges, amounted to a loss of $32.1 million in the first half of 2004 compared to $68.5 million in the same period of 2003.

For the first half of 2004, income from financial assets was $92.4 million compared to $67.6 million in the comparable period in 2003, primarily reflecting higher gains on financial assets. Included in the gains from financial assets for the first half of 2004 were primarily gains of $52.2 million recognised as a result of converting unquoted convertible investment securities into quoted equity investment securities based on market value at the date of conversion, and gains from the disposal of quoted and other investments of $30.7 million. Included in income from financial assets in the first half of 2003 was a gain of $38.6 million in respect of the sale of the Company's remaining investment in Ligand Pharmaceuticals, Inc.

Interest payable and similar charges for the first half of 2004 and 2003 were $124.5 million and $136.1 million, respectively. The total interest expense in the first half of 2004 reflected interest costs of $14.9 million associated with the $460.0 million convertible notes issued in the fourth quarter of 2003, offset by lower interest expense and amortisation of financing costs due to the 2003 repurchases of the Company's Liquid Yield Option Notes (LYONs). During the first half of 2004 and 2003, impairment charges on investments amounted to $45.0 million and $39.9 million, respectively. During the first half of 2004, the Company reviewed the positive and negative evidence, and other factors relating to its investment portfolio and determined that the decline in market value on some investments in private companies was deemed other-than-temporary and, accordingly, an impairment charge was recorded on the respective investments. Financing charges decreased from $7.9 million in the first half of 2003 to $nil in the first half of 2004 due to the near elimination of future product payments following the implementation of the recovery plan.

Segmental Analysis

On 12 February 2004, Elan announced the formal completion of its recovery plan. The recovery plan had been announced on 31 July 2002 to restructure Elan's businesses, assets and balance sheet in order to enable it to meet its financial commitments. As a cornerstone of the recovery plan, Elan turned its focus to three core therapeutic areas: neurology, autoimmune diseases and severe pain. During the course of the recovery plan, Elan was reorganised and two business units were created: Core Elan and Elan Enterprises. With the completion of the recovery plan, Elan announced the end of operations for its Elan Enterprises business unit.

The Company's current operations have been reorganised into two business units:
Biopharmaceuticals and Global Services and Operations (GS&O). Biopharmaceuticals engages in biopharmaceutical research and development activities, and pharmaceutical commercial activities. Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, autoimmune diseases and severe pain. Elan's pharmaceutical commercial activities include the marketing of neurology and pain management products and hospital and specialty products. GS&O focuses on product development and manufacturing to provide technology platforms that address the drug delivery challenges of the pharmaceutical industry.

For the first half of 2004, the Company's total revenue of $260.4 million (2003:
$445.5 million) was comprised of revenue within Biopharmaceuticals of $180.3 million (2003: $351.3 million) and GS&O of $80.1 million (2003: $94.2 million). Elan's operating loss of $209.3 million (2003: $244.0 million) for the first half of 2004 primarily comprises operating losses incurred by Biopharmaceuticals of $145.4 million (2003: $173.9 million) and GS&O $9.2 million (2003: $67.6 million). The remaining loss of $54.7 million (2003: $2.5 million) pertained to corporate costs during the first half of 2004.

Both the Biopharmaceuticals and GS&O segmental analysis shows comparative results for 2003 which include operations that have been divested. In particular, the 2003 comparatives for Biopharmaceuticals include results from the following operations which have been divested: Frova, Zonegran, the diagnostic business, the pain portfolio and primary care franchise as well as some non-promoted pharmaceutical products. The GS&O segmental comparatives for 2003 include results from numerous drug delivery businesses, all of which have been divested. For further information on discontinued operations refer to Note 6 to the financial statements.

Biopharmaceuticals' revenue decreased by 49% to $180.3 million for the first half of 2004 from $351.3 million for the same period of 2003, primarily reflecting decreased revenue from the primary care franchise, European business and the pain portfolio of $108.4 million, $43.5 million, and $46.8 million, respectively, for the first half of 2004 compared to the same period of 2003. Partly offsetting this decline was an increase in revenue from the sales of Maxipime and Azactam and increase in research and milestone revenue of $9.7 million and $9.6 million, respectively. Biopharmaceuticals incurred an operating loss of $145.4 million for the first half of 2004, compared with an operating loss of $173.9 million for the same period of 2003, primarily due to lower operating expenses reflecting the implementation of the recovery plan and related cost reduction initiatives. Exceptional charges were $10.7 million and $22.1 million for the first half of 2004 and 2003, respectively.

GS&O's revenue decreased by 15% to $80.1 million for the first half of 2004 from $94.2 million for the same period of 2003, mainly due to the disposal of a number of drug delivery businesses. The GS&O segmental comparatives for 2004 include $0.4 million revenue (2003: $16.0 million) from drug delivery businesses which have been divested. Excluding revenues from divested businesses, GS&O revenue would have increased from $78.2 million in the first half 2003 to $79.7 million in the first half of 2004. GS&O incurred an operating loss of $9.2 million in the first half of 2004, compared to $67.6 million for the same period of 2003, primarily due to exceptional gains in the first half of 2004 of $2.8 million compared to $42.7 million of charges in the same period of 2003. The exceptional gain of $2.8 million in the first half of 2004 primarily relates to a gain from the sale of assets, offset by charges related to the residual recovery plan activities. The exceptional charges of $42.7 million in the first half of 2003 comprised of recovery plan expenses, primarily the impairment of intangible and tangible assets and severance costs.

Capitalisation and Liquidity

Cash Flow Analysis

Cash outflows from operating activities amounted to $124.6 million for the first half of 2004 compared to cash outflows of $161.0 million for the comparable period of 2003. The operating loss for the first half of 2004 was $209.3 million compared to $244.0 million the same period of 2003. Noncash movements relating to depreciation, amortisation, impairments, charges arising from the SEC investigation and shareholder lawsuit settlement, and disposals of tangible fixed and intangible assets amounted to $111.4 million for the first half of 2004 compared to $133.1 million for the same period of 2003. Cash outflows in working capital were $26.7 million for the first half of 2004 compared to $50.1 million for the same period of 2003.

Cash outflows from returns on investment and servicing of finance were $66.5 million for the first half of 2004 compared to $90.7 million for the same period of 2003, primarily reflecting lower interest payments as a result of lower interest expense and timing of interest payments.

Cash inflow from capital expenditure and financial investment amounted to $246.4 million for the first half of 2004 compared to $125.1 million for the same period of 2003. This comprised net cash expended to acquire tangible and intangible fixed assets of $11.1 million (2003: $98.2 million), and net cash received in relation to the sale of financial assets of $257.5 million (2003:
$223.3 million).

Cash of $229.9 million received in the first half of 2004 comprises net proceeds of $105.8 million from the sale of Zonegran, $90.5 million from the sale of the European business, $25.0 million from the sale of the primary care franchise and $8.6 million from other business disposals. Cash of $312.1 million was received in the first half of 2003, consisting of net proceeds of $298.1 million from the sale of the primary care franchise and proceeds from other business disposals of $14.0 million.

During the first half of 2004, Elan had net cash outflows from financing activities of $431.4 million, primarily reflecting the repayment of the EPIL II Notes of $450.0 million offset by proceeds received of $21.4 million from the issuance of share capital. During the same period of 2003, Elan had cash outflows from financing activities of $271.8 million, primarily reflecting an outflow of $267.8 million related to LYONs repurchases.

Liquidity

At June 30, 2004, Elan had $677.0 million in cash and liquid resources compared with $828.0 million at December 31, 2003.

The following table sets out, at 30 June 2004, the main contractual future payments due by period for debt repayments and other contractual payments. These represent the major contractual future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment or future investments in financial assets.


                                                          Less                           4 Years
                                                      Than One             1-3               and
                                                          Year           Years             After          Total
                                                            $m              $m                $m             $m
-----------------------------------------------------------------------------------------------------------------

7.25% Senior Notes                                          --              --             650.0          650.0
6.5% Convertible Notes                                      --              --             460.0          460.0
Fixed product payments                                     1.9              --                --            1.9
EPIL III Notes                                           390.0              --                --          390.0
3.25% LYONs                                                 --              --               0.9            0.9
Capital lease obligations                                  9.6            20.6              48.9           79.1
-----------------------------------------------------------------------------------------------------------------
                                                         401.5            20.6           1,159.8        1,581.9
Operating lease obligations                               12.1            32.0             100.1          144.2
-----------------------------------------------------------------------------------------------------------------
                                                        $413.6           $52.6          $1,259.9       $1,726.1
-----------------------------------------------------------------------------------------------------------------


U.S. GAAP

Elan's financial statements have been prepared under Irish GAAP, which differs in certain significant respects from U.S. GAAP. Net loss under Irish GAAP was $210.7 million for the first half of 2004 compared to a net loss of $234.8 million under U.S. GAAP. The net loss of $234.8 million under U.S. GAAP has been adjusted from the net loss previously presented in the press release dated 29 July 2004 to reflect the reserve of $55.0 million for the estimated liabilities related to the ongoing SEC investigation and shareholder class action litigation. The difference of $24.1 million primarily reflects:

     o    The accounting for the acquisition of Dura Pharmaceuticals, Inc.
          (Dura) using acquisition (purchase) accounting under Irish GAAP and using pooling of interests (merger) accounting under U.S. GAAP. Goodwill arising under Irish GAAP of $13.7 million (2003: $9.9 million) is amortised to the profit and loss account;

     o The expensing of acquired in-process research and development (IPR&D) costs under U.S. GAAP, which amounts are capitalised and amortised under Irish GAAP;

     o Elan converted certain convertible instruments into quoted common stock in the six months ended 30 June 2004. Under Irish GAAP, this resulted in a gain representing the excess of the fair value of equity financial instrument received over the carrying value of the convertible instrument. These instruments do not qualify as SFAS No. 133 derivative instruments, and hence no gain is to be recognised in the U.S. GAAP income statement. In the six months ended 30 June 2004, this resulted in a reconciling difference of $26.7 million (2003:
          $nil);

     o Under Irish GAAP, certain contingent product payments are recognised as liabilities if payment is likely. Under U.S. GAAP, such potential payments are not recognised until the related contingency is resolved. In the six months ended 30 June 2004, Elan sold certain products which had related contingent liabilities of $11.6 million (2003: $31.2 million), resulting in a higher profit under Irish GAAP as the related intangible asset had been impaired in a previous period;

     o The implementation of Staff Accountant Bulletin (SAB) No. 104, "Revenue Recognition," (SAB 104) under U.S. GAAP which results in differences in the accounting for revenue between Irish and U.S. GAAP. SAB 104 does not apply under Irish GAAP. Typically revenue has been deferred under U.S. GAAP and is being recognised in the profit and loss account over the relevant contract period. In the six months ended 30 June 2004, this resulted in additional revenue recognised under U.S. GAAP of $24.8 million (2003: $70.4 million); and

     o The consolidation of EPIL and EPIL II under Irish GAAP. Under U.S. GAAP, EPIL and EPIL II have not been consolidated, as they were qualifying special purpose entities within the meaning of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," (SFAS No. 125), as grandfathered under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," (SFAS No. 140). In March 2001 and June 2004, the qualifying status of EPIL and EPIL II, respectively, was terminated. In the six months ended 30 June 2004, charges taken under U.S. GAAP exceeded those recorded under Irish GAAP by $28.7 million. In the six months ended 30 June 2003, Irish GAAP charges exceeded those recorded under U.S. GAAP by $16.5 million. These reconciling items arise principally due to the different carrying values, ascribed to the financial assets under Irish and U.S. GAAP.

Shareholders' equity at 30 June 2004 amounted to $635.3 million under Irish GAAP compared to $348.0 million under U.S. GAAP. The difference of primarily reflecting the carrying value under Irish GAAP of intangible assets that were previously expensed as acquired IPR&D costs under U.S. GAAP, and the deferral of revenue under U.S. GAAP as required by SAB 104.

Post Balance Sheet Events

On 4 October 2004, Elan announced that it will include a reserve in its financial statements for the six months ended 30 June 2004 for its estimate of the liabilities related to the previously disclosed shareholder class action lawsuit and the ongoing SEC investigation. The reserve amounts to $55.0 million, net of related insurance coverage. The Company is in discussions to resolve these matters as soon as practicable.

Forward Looking Statements

This document contains forward-looking statements about Elan's financial condition, results of operations and estimates, business prospects and the products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Antegren as a treatment for MS and Crohn's disease; the potential of Prialt as an intrathecal treatment for severe pain; Elan's ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the risk that the parties to the shareholder class action will not be able to reach agreement regarding the terms of a settlement; the risk that any settlement of the shareholder class action will be on the financial terms currently expected by Elan; the risk that a settlement, if reached, will be approved by the Court on the terms proposed, or at all; and the risk that a settlement of the SEC investigation will be reached on the financial terms currently expected by Elan, or at all; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current and potential products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; trade buying patterns; the ability to meet generic and branded competition after the expiration of Elan's patents; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; exposure to product liability and other types of lawsuits; Elan's ability to protect its patents and other intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; the impact of acquisitions, divestitures, restructurings, product withdrawals and other usual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.